UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: November 15, 2011
Commission file number 1- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑

Entry into a Material Definitive Agreement
On November 9, 2011, Teekay Offshore Partners L.P. (the “Partnership”) entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell 7,112,974 common units representing limited partnership interests in the Partnership (the “Units”) to certain institutional investors (the “Purchasers”) in a private placement for net proceeds, excluding the proportionate capital contribution of the Partnership’s general partner, of approximately $170 million. The private placement is expected to close during the fourth quarter of 2011, in connection with the Partnership’s proposed acquisition of a floating production, storage and offloading (FPSO) unit, the Piranema, from Sevan Marine ASA (Sevan).
The Partnership intends to use the net proceeds from the private placement to partially finance the acquisition of the Piranema FPSO unit and the Partnership’s previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013.
The Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. Concurrently with the closing of the private placement, the Partnership will enter into a registration rights agreement with the Purchasers providing them with certain rights relating to registration of the Units under the Securities Act.
The foregoing description of the private placement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Purchase Agreement, which is filed as an exhibit to this report and incorporated herein by reference. The Purchase Agreement contains representations and warranties, covenants and indemnification provisions and closing conditions that are typical for private placements by public companies. The closing conditions include, among others, that the Partnership acquires the Piranema FPSO unit.
The Partnership has conducted the private placement of the Units in accordance with the Purchase Agreement and pursuant to the exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act and certain rules and regulations promulgated under that section. Each Purchaser has represented in the Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that such Purchaser is acquiring the Units for its own account, for the account of its affiliates or for the accounts of clients for investment purposes and not with a view to or for distributing or reselling such Units or any part thereof. In addition, each Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Units except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.
Exhibits
The following exhibits are filed as part of this Report:

10.1	Common Unit Purchase Agreement, dated November 9, 2011, by and among Teekay Offshore Partners L.P. and the purchasers named therein.

99.1	A copy of an announcement of Teekay Offshore Partners L.P. dated November 10, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 15, 2011	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)